Exhibit 99.6
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CryptoLogic Inc.
We consent to the use of our report dated February 14, 2006, with respect to the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2005 and 2004, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005, incorporated by reference in this annual report on Form 40-F.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 27, 2006